[Letterhead of K&L Gates]

April 18, 2007

Via Edgar and Facsimile (202) 772-9210

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Karen J. Garnett, Esq.
Assistant Director

Re:	Spark Networks plc
Preliminary Proxy Materials on Schedule 14A
File No. 1-32750
Filed March 22, 2007

Dear Ms. Garnett:

On behalf of Spark Networks plc, incorporated in England and Wales (the “Company”), we hereby transmit the following responses to the Commission’s comment letter dated April 11, 2007, which is based on the Staff’s review of the response letter dated April 6, 2007. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

1.	Comment: We note your response to comment no. 1. Please provide an opinion of counsel as described in footnote 27 of SEC Staff Legal Bulletin No. 3 dated July 25, 1997 and revised on October 20, 1999.

Response: Attached hereto is an opinion letter of Ceri Bryant, who is the Barrister for the Company in connection with the Scheme of Arrangement.

2.	Comment: We note your response to comment no. 3 that you believe the financial information required by Item 13 is not needed in this transaction as it would not assist the shareholders in making a decision on the Scheme of Arrangement. We continue to believe that you should provide the information required by Item 13 of Schedule 14A as you are issuing securities in an exchange as contemplated by Item 12. We note your statement that the financial information will be the same before and immediately after the transaction. Item 12 applies when action is to be taken with respect to the issuance of securities of the registrant in exchange for outstanding securities of the registrant. Please revise accordingly or, if appropriate, clarify that such information is incorporated by reference.

Response: The financial information required by Item 13 of Schedule 14A will be incorporated by reference to the Company’s financial statements included in its Form 10-K for the year ended December 31, 2006. A statement to that effect will be included in paragraph 5 (Documents Available for Inspection) of Part 3 of the proxy statement.

Spark Networks plc

April 18, 2007

Should you have any questions or require any additional information, please contact the undersigned at (310) 552-5017 or by facsimile at (310) 552-5001.

Sincerely,

/s/ Katherine J. Blair

Katherine J. Blair, Esq.

cc:	Adam S. Berger, Chief Executive Officer
Joshua A. Kreinberg, Esq., General Counsel
Frisco Fayer, Corporate Counsel
Jennifer Gowetski, SEC
Andrew Bloom, Steptoe & Johnson
Ceri Bryant, Erskine Chambers
Jonathan Ma

SPARK NETWORKS PLC AND SECTION 3(a)(10) OF THE

SECURITIES ACT

OPINION

Introduction

I have acted as U.K. counsel to Spark Networks plc, a public limited company incorporated under the laws of England and Wales. I have been asked to advise on aspects of English law relevant to exemption from registration under the Securities Act of 1933 (the “Securities Act”) of the issuance of securities under a scheme of arrangement proposed to be sanctioned by the English court under section 425 of the Companies Act 1985 (the “Scheme”). Pursuant to the Scheme, Spark Networks plc (the “Company”) will reorganize itself so that it will become a wholly-owned subsidiary of Spark Networks, Inc., a Delaware corporation, in that all ordinary shares of the Company other than the one held by Spark Networks, Inc. (the “Scheme Shares”) will be cancelled and in exchange for cancellation the holders will receive one share of common stock of Spark Networks, Inc. (the “Common Shares”) for every one ordinary share of the Company cancelled.

The conditions for exemption relevant to the English court process

I am informed that section 3(a)(10) of the Securities Act exempts from the requirement of registration under the Securities Act:

    “... any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court, or by any official agency of the United States, or by any State or Territorial banking or insurance commission or other governmental authority expressly authorised by law to grant such approval.”

Revised Staff Legal Bulletin No. 3, dated 20 October 1999, of the US Securities Exchange Commission states that to rely on the section 3(a)(10) of the Securities Act, Spark Networks, Inc. must meet certain conditions, including the following (so far as material to the exchange of Common Shares for Scheme Shares under the Scheme):

a)	“a court … must approve the fairness of the terms and conditions of the exchange”

b)	“the reviewing court … must:

i.	find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued; and

ii.	be advised before the hearing that the issuer will rely on the Section 3(a)(10) exemption based on the court’s approval of the transaction”

c)	“The court … must hold a hearing before approving the fairness of the terms and conditions of the transaction”

d)	“The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange.”

e)	“Adequate notice must be given to all those persons”

f)	“There cannot be any improper impediments to the appearance by those persons at the hearing”.

I am asked for my opinion on aspects of English law in relation to consideration for the purposes of section 3(a)(10) of the Securities Act of the questions whether

(a) the terms and conditions of the issue and exchange of Common Shares will be approved by the English court, after a hearing upon the fairness of such terms and conditions; and

(b) all persons to whom it is proposed to issue securities in such exchange must receive notice of, and have the right to appear at, such hearing.

It is a matter of the laws of the United States (on which I express no opinion) as to whether those aspects of English law in relation to which I give this Opinion fulfill the requirements of section 3(a)(10).

This opinion is limited to the laws of England in force at the date of this Opinion, and is given on the basis that the subject matter of the opinion will be governed by and construed in accordance with English law only and subject to the exclusive jurisdiction to the English court. This Opinion is given to the Company alone; may only be relied upon only by the Company and in accordance with the terms of this Opinion, and cannot be relied upon by any other person or for any other purpose.

Summary of the English court process

1.	A Scheme of Arrangement under section 425 of the Companies Act 1985 (the “Act”) is required to be sanctioned by the High Court of England and Wales (the “Court”). I am informed that, although a foreign court, the Court falls within the description “any court” in section 3(a)(10) of the Securities Act. Proceedings are begun in the Chancery Division of the Court, and are heard by a Companies Court Registrar, or by a Judge of the Companies Court, depending upon the stage of the proceedings.

2.	The procedure for obtaining the approval of the Court for the Scheme involves:

a)	An application by Claim Form for the permission of the Court to convene a meeting of the holders of Scheme Shares to approve the Scheme, which can be heard by a Judge of the Companies Court or by a Companies Court Registrar (the “Permission Hearing”);

b)	An application for directions in relation to the petition seeking the sanction of the Court for the Scheme, made by Application Notice, which is heard by the Companies Court Registrar (the “Directions Hearing”); and

c)	A petition for the sanction of the Scheme, which is heard by a Judge of the Companies Court (the “Petition Hearing”).

Information provided to the Court about the intention to rely upon the section 3(a)(10) exemption

3.

The witness statement read by the Companies Court Registrar at the Permission Hearing stated[1]: “The Company will rely upon section 3(a)(10) of the United States Securities Act of 1933 (“the 1933 Act”) on the basis that the sanction of the Scheme by the Court following a hearing on the fairness of the Scheme is relied upon as an approval of the Scheme”. Accordingly, the Court has been informed that the section 3(a)(10) exemption from registration under the Securities Act is to be relied upon.

4.	The skeleton argument to be prepared by Counsel and provided to the Judge prior to the Petition Hearing will reiterate for the Judge the fact that the sanction of the Court having been given after a hearing on the fairness of the Scheme will be relied upon for the purpose of obtaining exemption from registration under the Securities Act.

Consideration of the fairness of the Scheme

5.	The fairness of the terms and conditions of the exchange of Scheme Shares for Common Shares is considered at the Petition Hearing. The Court cannot sanction the Scheme until the Petition Hearing has concluded.

6.	Before the Judge can sanction the Scheme at the Petition Hearing, he must be satisfied that:

a)	The Court has jurisdiction to sanction this particular Scheme; and

b)	The Court should, in the exercise its discretion to sanction a scheme of arrangement, sanction this particular Scheme.

[1]	paragraph 26

7.	Over the years the Court has on many occasions, both at first instance and in the Court of Appeal, approved the following statement of the matters which must be established before the Court can sanction the Scheme. The Judge cannot sanction the Scheme unless he is satisfied that:

a)	“The provisions of [the Act] have been complied with”;

b)	“The class [of Scheme Shareholders] was fairly represented by those who attended the [meeting of Scheme Shareholders], and that the statutory majority are acting bona fide and are not coercing the minority in order to promote interests adverse to those of the class whom they purport to represent”, and

c)	The Scheme is “such as an intelligent and honest man, a [Scheme Shareholder] and acting in respect of his interest, might reasonably approve”; and

8.	The fact that the fairness of the terms and conditions of the Scheme is necessarily considered by the Court at the Petition Hearing was emphasised by David Richards J. in two judgements which were given in relation to schemes of arrangement proposed between companies and their creditors, but which were given in terms which emphasised that the principle was one of general application and applied as much to schemes between companies and their members as it applied to schemes between companies and their creditors.

9.	In Re Telewest Communications plc (2004) EWHC 924 David Richards J. said in his judgement given in the Permission Hearing (paragraph 14):

“This is an application by the companies for leave to convene meetings to consider the schemes. It is emphatically not a hearing to consider the merits and fairness of the schemes. Those aspects are among the principal matters for decision at the later hearing to sanction the schemes, if they are approved by the statutory majorities of creditors”.

10.	In Re T&N Limited (2006) Nos. 5798 and others of 2001, David Richards J. said in his judgement on the Permission Hearing (paragraph 126):

“Consideration of all aspects of the fairness of the scheme is a matter for the hearing to sanction the scheme”.

11.	Although the principles governing the Court’s exercise of its discretion in paragraph 7 above were set out in judgments given after the Court had heard submissions on behalf of persons who objected to the Court sanctioning a scheme of arrangement, Plowman J. in Re National Bank plc (1966) 1 All ER 1006 stated (at 1013) that a scheme of arrangement:

“can only be sanctioned if the question of its fairness has first of all been submitted to the Court”.

12.	Therefore, irrespective of whether or not there is any opposition to the Scheme, the Court must be satisfied that it is appropriate to exercise its discretion to sanction the Scheme, having been satisfied in relation to the matters in paragraph 7(a), 7(b) and 7(c) above. Further, even if the Scheme is not opposed, the Court will not sanction the Scheme if, to use the expression coined by Lindsay L.J. in English Scottish and Australian Chartered Bank [1893] 3 Ch 385 C.A. at page 409, “some blot is found on the Scheme”.

13.	Accordingly, the Petition Hearing is a hearing at which the Court will “determine whether the proposed exchange’s terms and conditions are fair to all those who will receive securities in the exchange” and the Court will not sanction the Scheme unless the Court is satisfied in relation to “the fairness of the terms and conditions of the proposed exchange”.

Access to the fairness hearing

Information provided in the Scheme Document

14.	At the Permission Hearing, the Court approved the circulation of a circular (the “Scheme Document”), a draft of which was shown to the Court, incorporating a statement (the “Explanatory Statement”) to meet the requirement of section 426 of the Act for a statement “explaining the effect of [the Scheme] and in particular stating any material interests of the directors of the company (whether as directors or as members or as creditors of the company or otherwise) and the effect on those interests of [the Scheme], in so far as it is different from the effect on the like interests of other persons”.

15.

The Explanatory Statement will contain a statement[2] that “the hearing of the petition to sanction the Scheme and confirm the Capital Reduction is expected to be on 6 July 2007 at the Royal Courts of Justice, Strand, London, WC2A 2LL. Ordinary Shareholders have the right to attend and to appear in person or by legal representative to support or oppose the sanctioning of the Scheme and the cancellation of the Scheme Shares.”

16.	The Scheme Document will incorporate an “Expected Timetable of Principal Events” which will state the expected date of the Petition Hearing.

17.	The Scheme Document will incorporate notice of the meeting of Scheme Shareholders to approve the Scheme which will state that “The Scheme will be subject to the subsequent sanction of the Court”.

18.	The Scheme Document will be despatched to every person who is on the register of members of the Company at 6.00 pm on a Business Day (as defined in the Scheme) not more than 5 days prior to the Scheme Document being despatched, and thereafter and for so long as is practicable, to the holders of Ordinary Shares whose names are added to such register prior to the meeting.

19.	The Scheme Document is intended to be despatched at least 42 clear days before the meeting of Scheme Shareholders to approve the Scheme, and approximately 10 weeks before the Petition Hearing.

Advertisement of the fairness hearing

20.	As the Scheme involves the cancellation of the Scheme Shares, the Companies Court Registrar at the application for directions will direct that the date and place of the hearing of the Petition to sanction the Scheme and confirm the cancellation of Scheme Shares is advertised in either “The Times” or “The Independent” newspapers, both of which are circulated in the UK and worldwide.

[2]	currently in paragraph 15 on page 34

21.	The advertisement of the hearing will inform both creditors and shareholders that they may appear in person or by legal representative to oppose the making of the order. The advertisement of the Petition Hearing will appear at least 7 business days before the Petition Hearing.

Access to the fairness hearing for GDS/ADS Holders

22.	The Common Shares issued under the Scheme will be issued to the holders of Ordinary Shares, including the Bank of New York’s nominee as the holder of the Ordinary Shares held by Bank of New York under the depositary arrangements whereby depositary shares (GDSs and ADSs) are traded on, respectively, the Frankfurt Stock Exchange and the American Stock Exchange.

23.

The transfer of Common Shares from Bank of New York to GDS/ADS Holders which is outlined in the Explanatory Statement[3] is distinct from the issue of Common Shares to the Bank of New York’s nominee under the Scheme. The transfer of Common Shares from the Bank of New York’s nominee to GDS/ADS Holders will take place after the Scheme and not pursuant to the Scheme, although the issuance of the Common Shares to the Bank of New York’s nominee will be pursuant to the Scheme.

24.

At the Permission Hearing the Court approved share lending arrangements[4] which will enable GDS/ADS Holders to be included in a headcount for the purpose of determining whether the Scheme has been approved by a majority in number of the Scheme Shareholders, despite the Ordinary Shares represented by the GDSs and ADSs being held by a single shareholder (the Bank of New York’s nominee).

25.	The share lending arrangements explained in the Scheme Document and the accompanying GDS/ADS documentation have been approved by the Court for the limited purpose of enabling the GDS/ADS Holders to be counted in the headcount; and they do not entitle the GDS/ADS Holders to attend the meeting of Scheme Shareholders.

26.	However, in case there should be any GDS/ADS Holders who do seek to attend the meeting, the Company has obtained a direction from the Court that the Chairman of the meeting (who is appointed by the Court to chair the meeting and

[3]	currently in paragraph 11 on page 18 of the Explanatory Statement
[4]	Explained in paragraphs 37 to 40 of the witness statement

to report the results of the meeting to the Court) will have the right to admit them, and any others who are neither Ordinary Shareholders nor their proxies, to the meeting. The order made at the Permission Hearing records the right of the Chairman to admit to the meeting persons who are neither Ordinary Shareholders nor their proxies.

27.	Furthermore, the Court will permit the GDS/ADS Holders, as persons who have a sufficient interest in the Scheme and are expected subsequently to become legal holders of the Common Shares, to appear at the Petition Hearing to oppose or to support the Scheme, either in person or by legal representative, notwithstanding that it is the Bank of New York’s nominee, rather than the GDS/ADS Holders, which is the holder of the Scheme Shares which are to be exchanged for Common Shares.

28.	It is the practice of the Court to allow any person who has a commercial interest in a scheme of arrangement, such as a beneficial owner of shares, to appear in person or by legal representative to bring to the attention of the Court any matter relevant either to the jurisdiction of the Court to sanction the scheme or to the exercise of the Court’s discretion to sanction the scheme, such as the fairness of the terms and conditions of the scheme. The Court takes the view that there is nothing in section 425 to indicate that the power of the Court is fettered as to whom it can hear and what it must take into account, and that it can take into account the concerns of objectors even though they are not the Company or members of the Company (although in the case of an objection from a third party who wished to restrain a company and its members from doing what it was otherwise lawfully entitled to do, the Court might expect to be satisfied that there were exceptional circumstances before it would take such concerns into account) (Neuberger J. in B.A.T. Industries plc (1998) (unreported).

29.	Therefore the GDS/ADS Holders who subsequently receive the Common Shares exchanged by the Bank of New York’s nominee for Scheme Shares will have, in practice, the same access to the Petition Hearing as those Ordinary Shareholders to whom Common Shares are to be issued in exchange for Scheme Shares.

Impediments to appearance at the fairness hearing

30.	In accordance with the wording customarily required by the Court, the advertisement will state that a copy of the Petition will be provided to any person “upon payment of the regulated charge for the same”. However, the relevant rules of court procedure do not, in fact, prescribe any charge for the provision of a copy of the Petition. In practice, a copy of the Petition is provided free of charge to any person who asks for a copy of it.

31.	There are no pre-requisites to appearance at the Petition Hearing which must be satisfied in order to have an opportunity to appear at that hearing.

Conclusions

Based on the above, in my opinion, as a matter of the law of England, the Petition Hearing at which the sanction of the Court is sought for the Scheme:

(a)	can properly be regarded as a hearing upon the fairness of the Scheme to the holders of the Scheme Shares; and

(b)	is a hearing of which notice will be given to all holders of Scheme Shares of their right to appear so that the Scheme cannot become effective until the Court has determined that the terms and conditions of the proposed Scheme are fair to the holders of the Scheme Shares.

/s/ Ceri Bryant

Erskine Chambers

33 Chancery Lane

London EC2A 1EN.

18 April 2007

SPARK NETWORKS PLC AND

SECTION 3(a)(10) OF THE

SECURITIES ACT

OPINION

Steptoe & Johnson

Fifth Floor

99 Gresham Street

London EV2 7NG

Tel: 020 7367 8000

Ref: AB